Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 16, 2014

PROJECT AVIATION: CORE MESSAGES

June 15, 2014

Strategic Rationale:

•	The combination of Medtronic and Covidien combines two companies under a single mission—to alleviate pain, restore health and extend life for patients around the world. Together this will create the world’s preeminent medical technology and services company with a comprehensive product portfolio and broad geographic reach that is better able to improve healthcare outcomes and fulfill our mission to extend lives.

•	This acquisition will allow Medtronic to reach more patients in more ways and in more places around the world.

•	The combined entity will have nearly $27 billion in revenues and more than 87,000 current employees.

•	Physicians used Medtronic products to treat 10.5 million people in 2013.

•	Our expertise and portfolio of services will be critical advantages in the emerging healthcare environment and this puts Medtronic in a position to better serve customers and patients.

•	This transaction supports and accelerates each of Medtronic’s three fundamental strategies of Therapy Innovation, Globalization and Economic Value.

•	Therapy Innovation: With its expanded portfolio of innovative products and services, Medtronic will be a preeminent leader in delivering therapy and procedural innovations to address the major disease states impacting patients and healthcare costs around the world. Covidien has an impressive portfolio of industry leading products that either enhance Medtronic’s existing portfolio, offer greater breadth across clinical areas, or create exciting entry points into new therapies.

•	The combined company will offer pioneering therapy innovations across a broad range of areas including transcatheter valves, peripherial vascular therapies, pacing systems, predictive cardiac diagnostics, virtual pancreas, stroke therapies, advanced energy products, bariatric surgery, minimally invasive and assisted surgery, as well as lung and GI cancer diagnostics and therapy.

Medtronic will bring our proven experience in clinical development to Covidien’s expertise in critical surgical areas.

•	Globalization: With a presence in more than 150 countries, the combined entity will be better able to serve global market needs. Medtronic and Covidien have combined revenues of $13 billion from outside the U.S. of which $3.7 billion comes from Emerging Markets. Covidien’s extensive capabilities in emerging market R&D and manufacturing, joined with Medtronic’s proven clinical expertise across a much broader product offering, significantly increases the number of attractive solutions the combined company will be able to offer to governments and major providers globally.

•	Economic Value: Medtronic has adopted an intense focus on aligning with our customers to create more value in healthcare systems around the world – in various delivery and payment systems – by combining products, services and insights into solutions aimed at expanding access and reducing healthcare costs. This new combined entity provides a broader array of complementary therapies and solutions that can be packaged to drive more value and efficiency in healthcare systems. We believe both companies’ deep relationships with healthcare system stakeholders will provide enormous ability to identify and create further value-based solutions.

•	Combining Medtronic and Covidien’s highly complementary product portfolios will allow the combined entity to address device needs in virtually every major device segment.

•	Covidien’s industry leading technology that enables various forms of general, colorectal, bariatric, thoracic, urologic, gynecologic and hernia surgery which we believe will make Medtronic a leader in these surgical disciplines, significantly expanding our reach into a critical customer segment.

•	The combination makes meaningful additions to our Cardiac and Vascular Group portfolios, giving us a leading peripheral vascular footprint. It also gives us new product offerings in peripheral arterial disease and venous insufficiency technologies that complement our existing offerings.

•	We expect Medtronic’s Restorative Therapies Group to benefit from Covidien’s NeuroVascular franchise addition, providing new and complementary offerings for RTG’s NeuroSciences strategy allowing the company to offer solutions to Interventional Neuroradiologists and Stroke Neurologists.

•	The opportunity to move surgeons from open to minimally invasive surgery with Covidien’s endomechanical, access and advanced energy portfolio complements RTG’s Surgical Technologies business, the highest growth business in Medtronic’s portfolio. Covidien’s advanced energy platform also serves to expand RTG’s surgical technologies growth through cross selling and enhancement of the combined offering in areas like ENT.

•	Covidien’s Respiratory and Monitoring and Medical Supplies businesses expand Medtronic’s inpatient presence and capability. These broad portfolios bring products vital to patient care and well-being within all intensive care units, operating rooms, general care floors, office settings, nutrition support teams and other care areas, with the potential to expand into home care and remote patient monitoring.

•	The combined company’s expanded offerings will allow us to serve our customers more efficiently and better address the demands of the current healthcare marketplace.

•	With hospitals and medical groups operating in a competitive, cost-conscious healthcare marketplace, Medtronic’s expanded offerings will strengthen our ability to craft win-win, value-based partnerships with our customers with the potential to improve patient outcomes and lower system costs.

•	The combined company will be able to combine key sales and channel distribution activities around the world to drive more value and efficiency for customers as well as draw on our collective R&D footprints in key geographies such as China, Ireland, Brazil and India for combined innovation efforts.

•	This combination was sought by both companies and reflects our independent, yet complementary, visions of the role that medical technology and services innovation can play in expanding access and reducing healthcare costs.

•	The Boards of Directors and management teams of both companies are supportive of the transaction.

•	The companies’ respective cultures are similar, with an intense focus on patient care and outcomes as the driver of decision-making and investment priorities.

•	Each employee base brings enormous expertise and customer relationships that, when combined, will be a formidable combination of human talent and creativity.

•	The two companies will create a new legal entity, Medtronic plc which will have its principal executive offices in Ireland, where both companies have a longstanding presence, and its operating headquarters in Minneapolis, where it employs more than 8,000 people. The company remains strongly committed to the U.S. market as a healthcare innovator, strategic business partner and employer of choice.

•	Medtronic has a longstanding presence in Ireland, with facilities in the country since 1999. We currently employ more than 2,800 people at our Innovation Center and stent manufacturing facility in Galway.

•	Covidien, which is headquartered in Ireland, has operated there for more than 30 years. It has 1,400 employees at five facilities, including three manufacturing sites.

Financial Benefits:

•	The transaction offers compelling value to both Medtronic and Covidien shareholders.

•	Expected to be accretive to Cash Earnings in FY 2016, and significantly accretive thereafter

•	Maintain commitment to return 50% of Free Cash Flow with more flexibility going forward

•	Transaction requires modest incremental leverage and strategic deployment of trapped cash

•	Increases access to cash for strategic investments and sustainable shareholder returns

•	At least $850 million of annual pre-tax cost synergies expected by the end of FY2018. These synergies include the benefits of optimizing global back-office, manufacturing and distribution infrastructure, as well as the elimination of redundant public company costs. The estimate excludes any potential revenue synergies.

•	Significant revenue opportunities from cross-selling technologies across respective businesses are upside to our assumptions

•	Transaction expected meet double-digit IRR requirement and improves over time

•	Covidien’s product portfolio, which is primarily focused on 510(k) devices, provides greater revenue stability and reduced regulatory risk

•	The transaction will provide Covidien shareholders with significant value, and the opportunity to benefit from the upside of the combination through the stock component

•	The combined company’s new financial structure, providing Medtronic access to cash at Covidien, will allow Medtronic to accelerate and deepen its investments in technology in the U.S., which will benefit patients across the globe and support job creation in the U.S.’ critical medical technology sector.

•	Medtronic will continue its strong investment in innovation by committing to invest $10 billion in the U.S. over the next 10 years in technology investments such as early stage venture capital investments, acquisitions and R&D, above and beyond Medtronic’s and Covidien’s existing plans.

•	As a direct benefit of this structure, the transaction will position Medtronic to be the leading investor in medical technology in the United States – helping preserve the U.S.’ global leadership in medical technology innovation.

•	Medtronic has a strong track record of acquiring and growing innovative medical technology companies. Over the past 15 years, Medtronic has invested more than $13.3 billion acquiring more than 30 U.S.-based device companies, including acquisitions of companies such as MiniMed, Sofamor Danek, AVE, CryoCath, ATS Medical and CoreValve.

•	These investments resulted in extensive job creation in these companies, primarily high-paying positions in R&D and engineering.

•	Medtronic’s existing venture investment portfolio currently consists of equity investments of more than $600 million in 70 early stage companies, 90% of which are based in the U.S.

•	These investments are primarily in companies in California Massachusetts, Minnesota, and Indiana. Because of those states’ leading presence in the medical technology and biotechnology areas, these states should benefit most directly from the new technology investments we’ve committed to.

•	The combined entity will bring together more than 10,400 scientists and engineers (Medtronic: 9,000; Covidien: 1,400), approximately 80% of whom reside in the United States.

•	In the past few years, Medtronic has been hamstrung in increasing its U.S. investment portfolio due to a lack of access to its OUS cash (totaling more than $13 billion). This is the result of the anticompetitive U.S. tax system – a system that Medtronic has been working to reform for years.

•	The financially efficient structure of this transaction will add flexibility, supporting our commitment to continually create long-term value for shareholders.

•	The combined company will have efficient access to cash generated from Covidien’s overseas operations that can be deployed in the U.S. to fund growth and support innovation.

•	Medtronic will continue to pay all applicable taxes on our U.S. earnings.

•	The transaction is expected to reduce the combined company’s overall effective tax rate by about 1 to 2 percentage points. It is expected to produce additional revenues to the U.S. treasury in the first year due to capital gains realized by shareholders of both Covidien and Medtronic.

•	The primary benefit of inversion is to improve Medtronic’s access to capital, not to lower our effective tax rate.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information

regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

General

This summary should be read in conjunction with the full text of the Rule 2.5 announcement. Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.